Exhibit 99.68

MANAGEMENT DISCUSSION AND ANALYSIS
for the first quarter ended June 30, 2010
and restated at January 5, 2011

The following amended and restated Management Discussion and Analysis (“MD&A”) for Timmins Gold Corp. (“Timmins” or the “Company”) is prepared as of August 26, 2010, and restated at January 5, 2011. It should be read in conjunction with the restated interim unaudited consolidated financial statements (“Financial Statements”) and related notes for the first quarter ended June 30, 2010 (restated at January 5, 2011) and the comparative quarter ended June 30, 2009. These restated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles. Refer to Note 2 of the March 31, 2010 and 2009 audited consolidated financial statements for disclosure of the Company’s significant accounting policies. All currency in this MD&A, unless otherwise indicated, in is Canadian dollars. The Company’s AIF and the risks and uncertainties discussed therein, and the Company’s MD&A for prior periods are on SEDAR at www.sedar.com and on the Company’s website at www.timminsgold.com.

Forward-Looking Statements

This MD&A contains forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet such expectations of management. For a thorough discussion of the risks and uncertainties affecting the Company, we refer you to the Annual Information Form (available on Sedar at www.sedar.com). All statements in this MD&A, other than statements of historical fact, that address production expectations, exploration drilling, development activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include changes in metals prices which are historically volatile, operating and exploration successes, cost of gold and silver production including changes in or the availability of supplies and consumables, the recovery of gold and silver from the leach pads, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

Restatement of June 30, 2010 interim financial statements

The June 30, 2010 financial statements have been restated to correct for certain errors related to deferred stripping, depreciation, future income tax recoveries, long term debt, accrued interest, and loss on embedded derivative. This restatement is summarized as follows:

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the first quarter ended June 30, 2010 (restated at January 5, 2011)
Containing information as at August 26, 2010	Page 2

	June 30, 2010 As reported	June 30, 2010 As restated
Balance sheet
Inventory	$ 8,190,866	$ 6,450,793
Equipment	25,155,762	25,267,355
Resource properties	43,153,726	47,628,313
Current portion of long term debt	15,789,046	15,414,046
Future income tax	3,947,011	3,906,611
Deficit	(21,717,841)	(19,284,986)
Statement of operations and comprehensive income (loss)
Cost of sales	10,845,997	8,078,967
Amortization and depreciation	1,215,903	1,136,827
Interest expense	2,477,272	2,102,272
Foreign exchange gain	(70,033)	(7,269)
Income tax recovery	-	(103,164)
Net loss	4,090,157	828,651
Loss per share-basic and diluted	0.03	0.01

Qualified Person

Pursuant to National Instrument 43-101, Lawrence A. Dick, Phd, P.Geo is the Qualified Person (“QP”) responsible for the technical disclosure in this MD&A.

Company Overview and Overall Performance

Timmins Gold Corp. is a junior resource company engaged in the acquisition, exploration and development and operation of gold properties in Mexico. Since its inception, the Company has measured success through the growth in its mineral resources, in particular gold resources. It attained commercial production on April 1, 2010 at its first gold mine; the San Francisco Mine (the “Mine”) in Sonora, Mexico. The Company has a corporate office in Vancouver, B.C. and an administrative office in Hermosillo, Sonora, Mexico. The Company also has a field office in Magdalena, Sonora, and an operations office at the San Francisco Mine. The Mine is the Company’s principal and only material mineral property for purposes of NI 43-101. An independent pre-feasibility study recommended development and re-commissioning of the Mine. The study titled NI 43-101 F1 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Project, Sonora, Mexico, dated March 31, 2008, and amended on January 16, 2009, (jointly, the “Pre-feasibility Study” or “Study”) was prepared by Micon International Limited of Toronto (“Micon”) and Independent Mining Consultants, Inc. of Tucson, Arizona (“IMC”).

San Francisco Gold Mine

The mineral resources and mineral reserves at the San Francisco Mine were published in the following report: NI 43-101 F1 technical report on the preliminary feasibility study for the San Francisco Gold Project, Sonora, Mexico, prepared by William J. Lewis, B.Sc., P.Geo., Michael G. Hester, FAusIMM, R. James Leader, P.Eng., Christopher A. Jacobs, CEng MIMMM, Ian R. Ward, P.Eng., dated March 31, 2008, and amended January 13, 2009. In April 2010, following a step out drill programme consisting of 270 reverse circulation drills totalling over 22,216 meters, a significant increase in the Company’s resource estimate for the San Francisco Mine was announced. This new resource is illustrated in the table below. This mineral resource was completed by Mr. Michael Hester, B.Sc. M.Sc. FAusIMM of Independent Mining Consultants (IMC) of Tucson, Arizona. Mr. Hestor is a qualified person in accordance with NI 43-101.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the first quarter ended June 30, 2010 (restated at January 5, 2011)
Containing information as at August 26, 2010	Page 3

Resource Classification	Tonnes (000 t)	Grade (g/t Au)	Gold
Measured Mineral Resource	13,837	0.803	367,470
Indicated Mineral Resource	23,044	0.71	528,257
Total Measured + Indicated	36,881	0.755	895,727
Inferred Mineral Resource	7,405	0.65	154,040

Mineral Reserves, which are part of the Mineral Resources, are estimated to be:

Case	Reserve class	Gold cut- off (g/t)	Reserve (000 t)	Grade (g/t)	Gold (000 oz)
High Grade Crusher feed	Probable	0.50	12,000	1.05	403.7
Low Grade Crusher feed	Probable	0.23	4,653	0.88	132.0
Sub-total Crusher feed	Probable		16,653	1.01	535.7
Low Grade ROM leach	Probable	0.28	5,981	0.39	75.3
Grand Total	Probable		22,634	0.84	611.0

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Inferred mineral resources are estimated at 154,040 ounces of gold.

The Company plans to continue with its drill program designed to expand reserves at the Mine. Drilling conducted during the January to March, 2010 period was concentrated in three main areas; (i) northwest of the main ore body, (ii) southeast of the main ore body, and (iii) along the southwest flank of the pit. The additional Measured and Indicated Resources recently discovered were located contiguous to the northwest and southeast of the existing pit limits. Drill results to date indicate that the zone of mineralization extends to the west, northwest and southeast of the currently defined resource and remains open along strike in each direction and at depth.

During the April to June quarter the company spent approximately $1.43 million on exploration at and around the San Francisco Mine. The objectives of this work were to both follow-up on known areas of mineralization and to condemn land required for waste dumps.

During the upcoming the Company plans to drill approximately 50,000 meters of reverse circulation holes and 20,000 meters of RAB drilling. This drilling will be incorporated into a new mine plan which the Company expects to complete by December 31, 2010. Regional exploration on the Company's 70,000 hectare land package in and around the San Francisco Mine is also being planned although funding for it has not yet been approved by the Company’s Board of Directors.

The Study estimated the total cost of re-commissioning the Mine to be US $33.8 million (excluding 15% IVA). To March 31, 2010, the Company spent approximately US$37.7 million on capital expenditures and commissioning costs (excluding IVA of over US $5 million and net of pre-production revenue ), in order to attain commercial production. Cost areas where spending exceeded estimates were due to scope changes and additional owner costs. In summary, specific project accounts which costs were not included in the Study included; (i) additional land purchases and payments: US$1.1 million, (ii) crusher expansion: US$0.9 million, (iii) exploration drilling: US$1.2 million and owner holding costs and miscellaneous spending such as mine vehicles. On April 1, 2010, the Company concluded that the Mine had attained commercial production.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the first quarter ended June 30, 2010 (restated at January 5, 2011)
Containing information as at August 26, 2010	Page 4

Mine operating facilities require on-going sustaining capital expenditures. During this most recent quarter, the Company had capital expenditures of $1.3 million at the mine, with over $1.0 million of that used to expand the capacity of the leach pads. In addition, during the most recently completed quarter the Company capitalized approximately $1.5 million of exploration and condemnation drilling at the Mine. On August 24, 2010, the Company announced favourable results of the exploration program which totaled approximately 28,304 meters in 236 drill holes. These results will be incorporated into new reserve and resource estimates and a revised mine plan. This work is expected to be completed prior to December 31, 2010.

In January 2010, the Company completed a US$15.0 million gold loan financing that provided a portion of the funding required to complete the commissioning of the Mine. This loan is repayable in twelve monthly payments commencing at the end of August, 2010. Each monthly payment will be made in cash at an amount equal to 1,667 ounces of gold multiplied by the month end gold price. In addition, the lenders are guaranteed a minimum 15% return on the amount borrowed (or US$18.375 million in total). This loan was secured by a first charge on the assets of the San Francisco Mine. Additional funds necessary for the commissioning of the Mine were provided from general working capital and the exercise of warrants between January and June of 2010.

Other Properties

As mentioned previously, the Company’s focus had been on recommissioning the San Francisco Mine. These efforts have delayed activity on the Company’s other properties until later in 2010 or 2011. The Company plans work at five other gold and silver properties in Mexico, which remain in the early exploration and evaluation stage. These properties are;

  Timm Claims (Zacatecas): 45,000 hectare land package contiguous to the Penasquito mine recently placed into production by Goldcorp;

  Norma and Patrica Claims ( Sonora): 20,000 hectares west of the San Francisco Mine with known mineralization occurrences;

  Picacho (Sonora): a group of claims southwest of the San Francisco mine, also with high grade mineralization at surface;

  Cocula Property (Jalisco): another claim package with drill indicated mineralization near surface; and

  El Capomo Property (Nayarit): a grass roots project located near past and current producing properties.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the first quarter ended June 30, 2010 (restated at January 5, 2011)
Containing information as at August 26, 2010	Page 5

Selected Annual Information

The following is a summary of the Company’s financial results for the Company’s three most recently completed financial years:

	2010	2009	2008
Total revenues - interest	$14,613	$346,592	$143,512
Net loss	($8,615,920)	($3,414,781)	($5,333,772)
Basic and diluted loss per share	($0.08)	($0.05)	($0.10)
Total assets	$82,279,282	$52,844,859	$33,363,246
Total liabilities	$28,227,701	$11,572,740	$10,439,396
Dividends declared	$nil	$nil	$nil

In all periods reported above, the Company did not have any producing properties. Therefore, the total revenue figure was interest received and it was a direct reflection of the amount of cash the Company had throughout the year. The decrease in net loss from 2008 to 2009 was a result of lower property write-offs in 2009 compared to the prior year and a decrease in the stock based compensation expense. The increase in total assets from 2008 to 2009 primarily relates to the acquisition of equipment and capitalized start-up costs at the Mine. Total liabilities increased marginally between 2008 and 2009 as the Company re-estimated its asset retirement obligation at the Mine and its accounts payable and accrued liabilities increased as activities and staff at the San Francisco Mine increased.

The net loss in 2010 was considerably higher than in 2009 because of the costs associated with securing debt financing required to restart the San Francisco Mine and also because the Company decided to cease work on and abandon the Tequila property which decision necessitated the write off of $1.9 million of exploration expenditures previously capitalized.

Results of Operations

The Company’s activities during the first quarter commencing on April 1, 2010 focused on enhancing the operations at the San Francisco Mine. The Company continued to maintain its properties rights with respect to all but the Tequila property (which was abandoned in the prior quarter) but it did not undertake any significant activity at any of these other properties. During the past year, the majority of the exploration spending was undertaken on land controlled by and in close proximity to the Mine. The Company continues with its successful efforts in expanding the resources at the Mine because it believes this is the most cost effective means of enhancing shareholder value. On April 27, 2010, the Company announced a 25% increase in the Measured and Indicated Resources at the San Francisco Mine.

The ramp-up to full production at the Mine is proceeding essentially as planned. All mining equipment, planned in the Study, including two Komatsu shovels, one Caterpillar loader, and eleven 100 ton Caterpillar trucks are on site for full scale open pit extraction of material, including ore and waste, at an average rate of 40,000 metric tonnes per day. The Company commenced pre-stripping waste in the fourth quarter of 2009 and at that time it also commenced crushing and leaching of ore. The immediate targeted level of production is 12,000 tonnes of ore per day to the heap leach pads.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the first quarter ended June 30, 2010 (restated at January 5, 2011)
Containing information as at August 26, 2010	Page 6

Since commercial production commenced the Company has concluded additional mining equipment, including two drills, three haul trucks and one shovel are required to support operating rates at or above the targeted 12,000 tonnes per day rate and should reduce operating costs further. This equipment is expected to be on-site by the end of September, 2010.

The crushing system is fully operational and is being optimized to achieve a rate in excess of 12,000 tonnes per day. The crush size of the ore being stacked on the heap leach pads is 100% less than ½ inch. This crush size is projected to attain recoveries of approximately 70% on average. Leach extraction is proceeding with no visible pooling or channelling. Preliminary indications from early production indicate that the targeted metallurgical recoveries of 70% should be attained.

The table which follows provides guidance on the rate of mining that has been achieved since the commencement of operations.

	Total- 2009	Jan- March QTR, 2010	April 2010	May 2010	June 2010	April- June QTR 2010
Total material mined (000’s mt)	2,206	3,654	1,749	1,584	1,650	4,983
Ore to leach (mt)	284,776	704,139	317,996	288,096	299,203	905,296
Ore processed per day (mt)	n.a.	7,912	10,600	9,603	9,973	10,059
Ore grade (g/t)	0.687	0.544	0.628	0.732	0.800	0.718
Au sold (ozs)	1,773	5,321	2,309	3,941	5,049	11,299

Between December 2009 and July 31, 2010, the Company had sold approximately 22,882 ounces of gold and 13,122 ounces of silver realizing gross proceeds of US$26.5 million.

Summary of Quarterly Results

Because this quarter was the first ever quarter during which the Company has reported commercial production results, the reader should be cautious in comparing the results of this quarter with the reported results from the comparative quarter of the prior year. The following is a summary of the Company’s unaudited financial results for the eight most recently completed quarters:

	(Restated)
	Q1	Q4	Q3		Q2	Q1	Q4	Q3	Q2
	2011	2010	2010		2010	2010	2009	2009	2009
Total
revenues	$14,332,597	$11,297	$2,496	$	nil	$820	$96,601	$152,193	$49,642
Net (loss)	($828,651)	($5,456,353)	($1,793,238)		($561,999)	($804,330)	($643,061)	($577,331)	($1,016,294)
Basic loss per share (1)	($0.01)	($0.04)	($0.02)		($0.01)	($0.01)	($0.00)	($0.01)	($0.02)

(1) Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

Since beginning commercial production on April 1, 2010, spending at the Mine will be determined by the rate of mining and crushing of ore. Sales revenue, which will be used to fund such operational expenses, will reflect the metal recoveries achieved on the leach pads and the prevailing gold and silver prices. General and administrative spending is typically fairly stable from month to month. However, non-cash items, especially those relating to the expensing of stock options, the decision to write off exploration properties and the valuation of the embedded derivative in the gold loan may cause some fluctuations in pre-tax income on a monthly or quarterly basis. General and administrative spending during the first quarter was generally in line with management’s expectations.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the first quarter ended June 30, 2010 (restated at January 5, 2011)
Containing information as at August 26, 2010	Page 7

Three month comparison

The Company recorded a restated net loss for the three month period ended June 30, 2010 of $828,651 (or $0.01 per share), compared with a net loss for the same period in 2009 of $804,330 (or $0.01 per share).

The major items for the restated three months ended June 30, 2010, compared to June 30, 2009, were:

1)

Revenue: The Company sold 11,299 ounces of gold and 6,696 ounces of silver during the quarter and recognized revenue of $14.33 million. During the quarter the Company realized an average gold price of US$1,214.38 per ounce and an average price for silver of US$18.10 per ounce compared to London Bullion Exchange average prices of US$1,195.68 per ounce and US$18.33 per ounce for gold and silver, respectively. There were no sales of metals in the first quarter of 2009.

2)

Cost of goods sold: During the current quarter, cost of goods sold was $8,078,967 or $8.92 per tonne placed on leach pads. This equates to a cost of goods sold of $715 per ounce. There was no gold production for the April to June quarter of 2009.

3)

Depreciation and Amortization: Depreciation and amortization was $1,136,827 with over $1 million of that relating to the depreciation of mining assets and the amortization of the resource property at the San Francisco Mine. For the comparable quarter the depreciation and amortization change was only $15,560. The dramatic increase year over year relates to the fact that the Mine is now in commercial production.

4)

Asset write-down: This charge of $2,652 is on account of certain invoices for work on the Tequila property which was abandoned and written off in the prior quarter. There was no comparable charge in the comparable quarter of 2009.

5)

General and Administration: The Company’s general and administration charges were $773,524 which is lower than the $1,187,167 incurred in the first fiscal quarter of last year. A reduction in outside consulting services was the reason for the reduction. Consulting work which was completed last year and is not recurring relates to the aborted debt financing efforts and also to certain corporate governance activities.

6)

ARO: The asset retirement obligation increased from $3,621 to $30,741, with the increase being attributable to the Company increasing the estimate of its closure obligations resulting from the commencement of commercial operations.

7)	Other income: Other Income represents net interest income and it is a reflection of the average amount of cash the Company has on hand during the quarter.

8)

Interest Expense and other income: The interest expense charge largely represents the interest imputed on the gold loan (using the effective interest rate method), and interest on some advance payments for the sale of dore. There is no longer any interest expense relating to the vendor loan that existed in the comparable quarter of 2009, nor was the gold loan in existence at that time.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the first quarter ended June 30, 2010 (restated at January 5, 2011)
Containing information as at August 26, 2010	Page 8

9)

Loss on embedded derivative: The loss on the embedded derivative of $2,599,745 represents the change in the fair value estimate of this financial instrument. The loss reflects the $128.50 per ounce increase in the gold price between March 31, 2010 and June 30, 2010. Other factors affecting this calculation include the passage of time, changes in the exchange rate between the Canadian dollar and the United States dollar and any periodic loan payments made. This instrument did not exist in 2009.The loan was initially monetized at US $918.57 per ounce.

10)

Net Income: For the quarter ended June 30, 2010, the Company reported a net loss of $828,651 or $0.01 per share compared to a loss of $804,330 or $0.01 per share for the same period last year. Basically, the earnings generated by the Mine were offset by charges attributable to the gold loan.

Liquidity

The consolidated financial statements have been prepared assuming the Company will continue on as a going-concern. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to operate the San Francisco Mine profitably or to continue to raise external financing. Now that the Mine is in operation, it is management’s priority to achieve positive cash flow from its operations. This is essential for the Company to meet its liabilities as they come due, including repayment of the gold loan. There can be no assurance that the Company will be able to achieve positive cash flow from its operations, in which case the Company may be unable to meet its obligations unless additional financing can be obtained. In that case, the net realizable value of the Company’s assets may be materially less than the amounts recorded in these financial statements.

The Company had cash of $5,364,079 at June 30, 2010 compared to $2,694,825 at March 31, 2010. The Company had a working capital deficit of $2,714,971 at June 30, 2010 compared to working capital of $1,975,817 at March 31, 2010. Cash balances improved during the quarter because the Mine generated cash and the Company realized over $5.0 million from the exercise of options and warrants. Working capital decreased because of the current portion of the gold loan increased by $7,368,883. This financial instrument has a very short term with repayment commencing in August and continuing for eleven months at which time the entire instrument will be short term and therefore even a few months can have a material impact between the classification of the long term and short term portions.

The Company’s accounts receivable increased to $7,448,183 (March 31, 2010:$6,319,583). The increase is attributable to the increase in gold sales offset by a small drop in the IVA receivable. In- process gold inventory decreased by $174,973 to $3,881,353. In addition there was a small increase in materials and supplies inventory.

The Company’s accounts payable and accrued liabilities have increased to $5,362,420 (March 31,2010: $4,403,822) which is due to expenditures related to the on-going increase in mining activities and expenditures relating to the construction of the leach pad expansion. In addition, the Company deferred the final payment to the vendor of certain equipment and buildings at the Mine but this payment is expected to be made prior to the end of December. Payments on the gold loan will commence at the end of August, 2010.

During the April 2010 to March 31, 2011, assuming adequate financing is available, the Company has tentatively planned exploration expenditures of $3.9 million and capital expenditures of $1.725 million at the Mine, inclusive of this quarter’s expenditures.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the first quarter ended June 30, 2010 (restated at January 5, 2011)
Containing information as at August 26, 2010	Page 9

Capital Resources and Financial Commitments

The Company has the following option payments due within the next year on its properties. These are required to keep the option agreements in good standing:

  Cocula – US$26,563 is due in September 2010; and
  El Picacho – US$15,000 due by December 11, 2010.

In addition, commencing in August and continuing for the following eleven months, the Company must make payments equal to 1,667 ounces of gold multiplied by the then existing month end gold price to repay the gold loan. The final payment of the agreement to purchase certain equipment and buildings at the San Francisco Mine is due prior to December 31, 2010 in the amount of $1,808,490. This payment is denominated in US dollars so any changes in its carrying value reflect foreign exchange movements.

The Company has entered into a mining contract with Peal. The contract is for 42 months, and is at a contracted price of US$1.59 per ton (plus IVA). This price may increase subject to certain adjustment factors allowed for under the agreement. The contract with Peal stipulates that the Company is responsible for mobilization costs of US$600,000 (plus IVA), payable at a rate of US$100,000 (plus IVA) each month, commencing on September 30, 2009. The mobilization obligations have been paid in full.

The Company is also responsible for demobilization costs of US$900,000 (plus IVA) payable one month prior to the end of the mining contract. These obligations have been recorded at an annualized discount rate of 6.775%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. This obligation is recorded at $1,082,605 at June 30, 2010.

The Company has no material commitments other than those disclosed above.

Transactions with Related Parties

During the first quarter ended June 30, 2010, the Company entered into the following transactions with related parties:

  The Company incurred $89,646 (2009: $45,129) of consulting fees, including geological consulting to directors and officers of the Company. As of June 30, 2010, $3,054 (March 31, 2010: $3,469) was advanced to these directors and officers.

  The Company incurred $nil (2009: $34,547) for rent and administrative expenses on behalf of company with directors in common. As of June 30, 2010, $79,200 (March 31, 2010: $92,656) was due from this company.

  The Company advanced $1,198,056 (2009: $579,638) to a nominee company incorporated in Mexico. As of June 30, 2010, $120,136 (March 31, 2010: $116,866) was advanced to this company. These funds were used to pay the salaries of the Company’s Mexican employees.

The transactions with related parties were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the first quarter ended June 30, 2010 (restated at January 5, 2011)
Containing information as at August 26, 2010	Page 10

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Critical Accounting Estimates and Changes in Accounting Policies

The reader is referred to the audited consolidated financial statements dated March 31, 2010 and 2009 for a discussion of these items.

New Accounting Pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

Business combinations, consolidated financial statements and non-controlling interests

CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

Financial Instruments and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, the gold loan and the vendor loan, some of which are denominated in US dollars and Mexican pesos. Amounts denominated in non-Canadian dollars are translated into Canadian dollars at the rates applicable to the period end date. The Company has financial gains or losses as a result of foreign exchange movements against the Canadian dollar. The Company manages its foreign exchange risk by adjusting balances in currencies other than the Canadian dollar from time to time. The Company has certain commitments to acquire assets in foreign currencies, settlement of the gold loan is denominated in US dollars and it incurs the majority of its exploration costs in foreign currencies, either the US dollar or Mexican peso. Significant expenditures in the operation of the Mine were and continue to be denominated in these foreign currencies. The Company may acquire foreign currencies to fix such costs in Canadian funds, if management considers it advantageous.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the first quarter ended June 30, 2010 (restated at January 5, 2011)
Containing information as at August 26, 2010	Page 11

The carrying value of financial instruments, which include cash, accounts receivable, prepaid expenses, accounts payable, the vendor loan, and accrued liabilities and advances to related parties approximate fair value because of the short-term maturity of those instruments. The gold loan is classified as Other Liabilities and it is amortized using the effective interest rate method with its embedded derivative fair valued at each reporting period. It is management’s opinion that the Company is may be exposed to significant commodity and currency risks arising from some of these financial instruments.

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. The Company’s first audited annual financial statements will be for the year ending March 31, 2012, with comparative financial information for the year ended March 31, 2011. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the April 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the June 30, 2011 unaudited interim financial statements.

The Company will adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified. The conversion to IFRS is expected to impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company continues to evaluate the impact of IFRS, with the assistance of its auditors, on the Company and is in the process of developing a plan for the conversion to IFRS. If the Company decides not to early adopt the standards, the actual conversion work will occur in this fiscal year, in anticipation of the preparation of the April 1, 2010 balance sheet that will be required for comparative purposes for all periods ending in 2011.

The Company has been assessing some of the optional exemptions as part of the transition process to IFRS. The following preliminary elections have been made so far under IFRS, and may change prior to the formal adoption of IFRS:

  the Company will not restate business combinations prior to the adoption of IFRS;
  the Company will continue to capitalize exploration costs on a project-by-project basis even prior to mineral reserves being established; and
  the Company may elect to recognize any cumulative translation differences of its foreign subsidiaries into opening retained earnings.

The Company has also identified other areas relating to IFRS that could materially affect the Company:

  Foreign currency: The adoption of IFRS will involve the identification of a functional currency. At present, it appears that the Canadian dollar is the Company’s functional currency and the Mexico peso is the subsidiaries’ functional currency. Upon consolidation, the presentation currency will be that of the parent’s functional currency. The Company will have to examine whether its functional currency will change to the US dollar since the San Francisco Mine has been placed into production.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the first quarter ended June 30, 2010 (restated at January 5, 2011)
Containing information as at August 26, 2010	Page 12
  Income taxes: Although there are many areas where GAAP is similar to IFRS, there are differences such as the differentiation between deferred tax assets and deferred tax liabilities; and whether deferred tax is to be charged to the income statement, equity or goodwill.

At present the Company does not believe that it has any contracts, debt covenants, capital requirements or compensation requirements that may be affected by changes to financial reporting because of IFRS.

Management will be taking professional development courses relating to IFRS conversion, and it is comfortable that its accounting services company will also be adequately prepared for the conversion.

Risk Factors and Uncertainties

The Company is subject to various financial and operating risks that could have a significant impact on its profitability, levels of cash flow, and could cause its future business, operations, and financial condition to differ materially from the forward looking information contained in this MD&A or that described in the Forward-Looking Statement section in this MD&A. For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s MD&A for the year ended March 31, 2010 and its Annual Information Form filed at www.sedar.com.

Disclosure Controls and Procedures

As required by Multilateral Instrument 52-109, management is responsible for the design, establishment and maintenance of disclosure controls and procedures over the public disclosure of financial and non-financial information regarding the Company, and internal control over financial reporting to provide reasonable assurance regarding the integrity of the Company’s financial information and reliability of its financial reporting. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiary, is made known to them on a timely basis; and designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting. The Company’s management believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Management believes appropriate segregation of duties within the finance department have been maintained. Where segregation of duty deficiencies exist, the Company relies on certain compensating and detection controls, including dual signatories on all cheque disbursements, review and approvals of all bank reconciliations by persons other than the preparer, and quarterly and annual review of financial statements, and other information by the Audit Committee. The Company’s day-to-day accounting in the Vancouver office and initial preparation of the financial statements is outsourced to independent accountants.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the first quarter ended June 30, 2010 (restated at January 5, 2011)
Containing information as at August 26, 2010	Page 13

Management believes the Company’s disclosure controls and procedures were effective in providing reasonable assurance that the material information relating to the Company was made known to them on a timely basis and was processed and disclosed within the appropriate reports and time periods. The Company’s management also believes that the Company’s internal controls over financial reporting were effective.

Notwithstanding the above, the Company has contracted its auditors to assist it with determining the sufficiency of its internal and disclosure controls as the Company evolves from an exploration company into a production company. Management will make its determination of the controls required based on the information provided by its auditors.

Disclosure of Outstanding Share Capital as at August 26, 2010

Common shares	123,724,194

* This does not include the convertible preference shares.

Convertible preference shares	11,000,000

These shares have no preferential rights on dissolution, bankruptcy or similar events. They also have no voting rights and are not entitled to the payment of dividends.

Details of the options outstanding and vested are as follows:

Designation of Securities under Option	No. of Securities to be Acquired Upon Exercise	Exercise Price per Share	Expiry Date
Common shares	300,000	$0.55	December 31, 2010
Common Shares	1,200,000	$0.35	July 25, 2011
Common Shares	1,650,000	$0.70	May 11, 2012
Common Shares	125,000	$0.50	July 18, 2012
Common Shares	1,400,000	$0.75	November 27, 2012
Common Shares	1,237,500	$1.00	November 13, 2014
Common Shares	150,000	$1.00	November 27, 2014

Details of the warrants outstanding are as follows:

	No. of Warrants	Exercise Price per Warrant	Expiry Date
Warrants	3,000,000	$0.80	January 26, 2012